SUNVESSEL
2020 Report

Dear investors,

Dear investor,

Without a doubt 2020 will be remembered as a year full of challenges and uncertainty. SunVessel began the year optimistic about our future, but as the year progressed faced critical decisions about our product, industry, business model, and overall approach to personal mobility because of the COVID 19 pandemic. Looking back, 2020 has been pivotal to defining who we are as company and our concrete value proposition. In 2020 SunVessel began its transition from an enterprise focused on a single micromobilty vehicle to ultimately becoming a smart furniture company changing the way we move by making personal transportation a part of people's private spaces. I wanted to personally thank you for all your support during this time of transition.

Kind regards

We need your help!

Show your support to SunVessel by following our social media channels.

LinkedIn: https://www.linkedin.com/company/sunvessel

Instagram: https://instagram.com/ridesunvessel

Facebook: https://www.facebook.com/sunvessel

Sincerely,

Sebastian Gomez Puerto

CEO & Founder

Our Mission

SunVessel's mission is to change the way we move. To do so we will be the leader in providing next generation transportation experiences. Our objective is to be the most profitable and differentiated company in our industry. We also want to continue building our team by providing highly skilled jobs in hardware, robotics, design, and software engineering to folks in our local markets.

See our full profile

How did we do this year?

Report Card

B+

The Good

SunVessel pivoted into a new product and offering, which is now being developed.

We managed to consolidate our design and engineering team into a lean and effective operation.

The team was able to turn the negative aspects of the COVID 19 pandemic into positives by re-envisioning our purpose.

The Bad

The COVID 19 pandemic significantly affected the potential commercialization of our initial product offering.

The COVID 19 pandemic significantly affected our potential to fundraise.

The COVID 19 pandemic delayed our operations and affected our supply chain.

2020 At a Glance

January 1 to December 31

$7,350 +191%
Revenue

-$59,557
Net Loss

$20,000
Short Term Debt

$52,100
Raised in 2020

$10,730
Cash on Hand
As of 03/ 8/21

INCOME | BALANCE | NARRATIVE

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the next generation transportation amenity, building smart furniture to seamlessly charge and intuitively connect compatible light electric vehicles inside the places people call home.

SunVessel's mission is to change the way we move. To do so we will be the leader in providing next generation transportation experiences. Our objective is to be the most profitable and differentiated company in our industry. We also want to continue building our team by providing highly skilled jobs in hardware, robotics, design, and software engineering to folks in our local markets.

Given the Company’s limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

SunVessel Corp. was incorporated in the State of Delaware in August 2017.

Since then, we have:

- Robust team of designers & engineers from MIT, FIU, U of M, and Babson College with decades of experience building world class experiences

- Founder co-founded Cafe X, a robotic coffee-bar backed by Peter Thiel, Khosla Ventures, Social Capital, Craft Ventures, & Valor Equity.

- Lucrative unit economics with a scalable model that addresses the biggest issues with current last mile mobility alternatives & competitors

- Featured on CNN, Cheddar (Live from NYSE), and other international media outlets

- Proven founder with Silicon Valley experience and transportation background who is on a mission to change the way we move

- Proudly received the keys to Miami-Dade County in 2018 and is the 2019 winner of Synapse's Pitch Madness

- Successful WeFunder Crowdfunding campaign in 2020.

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $7,350 compared to the year ended December 31, 2019, when the Company had revenues of $2,530. Our gross margin was 100.0% in fiscal year 2020, compared to 100.0% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $15,381, including $11,942 in cash. As of December 31, 2019, the Company had $6,339 in total assets, including $2,900 in cash.

- *Net Loss.* The Company has had net losses of $59,557 and net losses of $62,754 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $20,000 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $96,000 in SAFEs and a Reg CF raise for $52,100 (April 2020).

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the next 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SunVessel Corp. cash in hand is $10,730, as of March 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,036/month, for an average burn rate of $1,036 per month. Our intent is to be profitable in 24 months.

Over this period our operations have been concentrated on the research and development of our product and offering.

The company expects expenses to increase as we continue to develop our product and offering. No revenues are expected in the next 3-6 months.

We will also continue our fund raising and business development efforts which could serve as sources of capital.

Net Margin: -810% **Gross Margin: 100%** **Return on Assets: -387%** **Earnings per Share: -$6,617.44**

Revenue per Employee: $7,350 **Cash to Assets: 78%** **Revenue to Receivables: ~** **Debt Ratio: 130%**

Financials_2020_Updated.pdf CF_Financial_Statements_2017.pdf CF_Financial_Statements_2018.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

Jelili APALARA
Amparo Puerto
Vinay S
Dagoberto Vega
Nabeeha Qazi
Jorge Herrera
Julio Poppe
Joann M. Curry
Elvis Lieban
Alejandro Freund
Jon Morgan
Jessica Pillow
Jacobus Dirk Spreeuwen...
Nelly M. Farra
Emmanouil Vlahos
Joe Hayford
Domenic Millen
Edita M URGENA
Brendan Cosgrove
Kyle Eddins
Rodrigo Rodriguez-Novas
Jerad Johnson
Troy Osinoff
Camilo Gomez Calderon
Nazm Singh
David Chitester
Ricardo Cury
Elizabeth De Zulueta
Sebastian Gomez Puerto
Derrick Blathers
Christopher Golub
Michel Rodriguez
Richard Peterson
Mary Gale

Thank You!

From the SunVessel Team



Sebastian Gomez Puerto
CEO & Founder



Ali Qureshi
Head of Industrial Design

Architect, designer, & entrepreneur with a passion for technology. Massachusetts Institute of Technology grad with



David Fast
Lead UX/UI Designer

David Fast has 12+ years leading design for global brands and startups, recently facilitated VUI workshops at PwC, spoken



Christopher Scull
Fabrication Lead

Fabrication Lead and Co-Founder at Delta Design. FIU Architecture alumni. Industrial designer, architectural designer,



Henry Williams
Software Engineer (Back-end)

Obsessed with building quality software. That's the main reason I decided to work with Sebastian